Results of Shareholder Meeting

A special meeting of shareholders of the Fund was held on March 16, 2012.

The matter voted on by the shareholders of record as of January 12, 2012 (the Record Date) was the approval of a new investment advisory agreement for the Fund. The number of shares outstanding for the Fund as of the Record Date was 6,824,054.

With respect to the proposal to approve the new investment advisory agreement for the Fund, the results of the vote were as follows:

FOR
AGAINST
ABSTAIN
3,713,194
173,248
57,185